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VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 2 to Registration Statement on Form S-4 of TechnipFMC Limited (the “Company”), Filed October 11, 2016 (File No. 333-213067)

Dear Mr. Schwall:

As discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone, the Company hereby provides the following preliminary proposed language relating to the above-mentioned Amendment No. 2 to the Registration Statement (the “Registration Statement”) of the Company and other disclosure matters discussed with the Staff. We appreciate the opportunity to separately submit these preliminary items.

Attached as Exhibit A hereto, please find the Company’s proposed disclosure relating to resolution of the Commission’s inquiry into certain of FMCTI’s accounting matters. Additionally, please find attached as Exhibit B hereto the Company’s proposed edits relating to the inclusion of an additional vote by the FMCTI stockholders with respect to the frequency of future “say-on-pay” votes together with other administrative, non-substantive updates. As discussed by telephone, the Company will plan to submit a third amendment to the Registration Statement reflecting the edits contained in Exhibit B, assuming the Staff will permit the Company to request effectiveness by the afternoon of October 24, 2016.

October 20, 2016

*      *      *      *

Once you have had time to review the attached, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch
of Latham & Watkins LLP

cc:	Tore Halvorsen, TechnipFMC Limited

Exhibit A

Resolution of SEC Inquiry into Certain Accounting Matters

As previously disclosed, during the second quarter of 2014, FMCTI received an inquiry and a subpoena from the SEC seeking information about non-material paid time off accruals within the automation and control business unit. The inquiry continued into the second half of 2014 and subsequently covered revenue and expenses in certain business units, particularly the automation and controls business unit. FMCTI fully responded to all of the SEC’s requests for information and has cooperated and engaged in discussions with the SEC. On January 19, 2016, FMCTI received a notice indicating that the SEC had made a preliminary determination to recommend that the SEC Division of Enforcement file a civil enforcement action against FMCTI for alleged violations of the reporting, books-and-records and internal control provisions of the U.S. federal securities laws. Throughout this period, FMCTI has discussed these matters with its independent registered public accounting firm and its audit committee.

As of October 20, 2016, FMCTI settled the matter with the SEC, without admitting or denying the findings of the SEC, by consenting to the entry of an administrative order that requires FMCTI to cease and desist from committing or causing any violations and any future violations of the books-and-records and internal control provisions of the U.S. federal securities laws. As part of the terms of this settlement, FMCTI agreed to pay a civil monetary penalty of $2.5 million by October 31, 2016.

Exhibit B

(See Attached)